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                   (212)839-7376        FOUNDED 1866



                                April 10, 2006



VIA FACSIMILE AND OVERNIGHT COURIER
-----------------------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Daniel H. Morris and Ms. Susan C. Block
            Mail Stop 3561

           Re: Merrill Lynch Mortgage Investors, Inc. Amendment No. 2 to Registration Statement on Form S-3 Registration Statement Number 333-130408 Filed on March 20, 2006 (the "Registration Statement")
                ----------------------------------------------------

Ladies and Gentlemen:

     On behalf of Merrill Lynch Mortgage Investors, Inc. (the "Company"), we thank you for your letter of April 7, 2006 (the "Comment Letter").

     In making this submission on behalf of the Company, it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

     Below are our responses to each of the comments that were included in the Comment Letter.

Summary of Prospectus Supplement, page S-9
------------------------------------------

COMMENT:
-------

     1. We reissue prior comment #3. Please provide bracketed language regarding the prefunding period in the summary of the prospectus supplement. Refer to Item 1103(a)(5) of Regulation AB.

RESPONSE:

     As part of amendment no. 2 to the Registration Statement, we did include in the summary of the form of prospectus supplement contained therein bracketed language regarding the prefunding period. Because of an erroneous cross-reference, you may have missed it. Accompanying this letter is the relevant page from the summary of the prospectus supplement


        Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     APRIL 10, 2006
-----------------                                             PAGE 2  NEW YORK
SIDLEY


included in amendment no. 2 to the Registration Statement. We apologize for any inconvenience.

The Governing Documents, page 9
-------------------------------

COMMENT:
-------

     2. We note your disclosure at page 9 that no loan will be more than 90 days delinquent. Please confirm that delinquency information will be provided in 30 or 31 day increments, if applicable, in the prospectus supplement. Refer to Item 1100(b) of Regulation AB and 1.01 of the Regulation AB and Related Rules Telephone Interpretations.

RESPONSE:

     We hereby confirm, on behalf of the Company, that delinquency information will be provided in 30 or 31 day increments, if applicable, in the prospectus supplement.

                                 *     *     *

     Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 839-7376.

                                    Sincerely,


                                    /s/ William J. Cullen
                                    William J. Cullen


Enclosure
cc (w/o encl.):  Michael McGovern, Esq.
                 Robert Denicola, Esq.
                 Mr. David M. Rodgers
                 Bola Oloko, Esq.

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                                        o   the sum of numbers presented in
                                            any column within a table may not
                                            equal the indicated total due to
                                            rounding; and

                                        o   when a mortgage loan is identified
                                            by loan number, we are referring
                                            to the loan number indicated for
                                            that mortgage loan on Annex A-1 to
                                            this prospectus supplement.

Substitutions, Acquisitions and
Removals of Mortgage Loans ...........  On or prior to the date of initial issuance of the offered certificates,
                                        we will acquire the mortgage loans
                                        from the [sponsors and the other
                                        mortgage loan sellers] and will
                                        transfer the mortgage loans to the
                                        issuing entity. Except as contemplated
                                        in the following paragraphs regarding
                                        the replacement of a defective
                                        mortgage loan, no mortgage loan may
                                        otherwise be added to the assets of
                                        the issuing entity.

                                        [IF IT IS CONTEMPLATED THAT A
                                        PREFUNDING FEATURE WILL BE INCLUDED IN
                                        THE SUBJECT SECURITIZATION TRANSACTION
                                        AND MORTGAGE ASSETS MAY BE ACQUIRED BY
                                        THE ISSUING ENTITY SUBSEQUENT TO THE
                                        DATE OF INITIAL ISSUANCE OF THE
                                        RELATED OFFERED CERTIFICATES, THEN THE
                                        RELATED PROSPECTUS SUPPLEMENT WILL
                                        INDICATE: (1) THE TERM OR DURATION OF
                                        THE PREFUNDING PERIOD (WHICH IN NO
                                        EVENT SHALL EXTEND BEYOND ONE YEAR
                                        FROM THE DATE OF INITIAL ISSUANCE OF
                                        THE OFFERED CERTIFICATES); (2) THE
                                        AMOUNT OF PROCEEDS TO BE DEPOSITED IN
                                        THE PREFUNDING ACCOUNT (WHICH IN NO
                                        EVENT MAY EXCEED 50% OF THE PROCEEDS
                                        OF THE OFFERING); (3) THE PERCENTAGE
                                        OF THE ASSET POOL AND ANY CLASS OR
                                        SERIES OF THE CERTIFICATES REPRESENTED
                                        BY THE PREFUNDING ACCOUNT, IF
                                        APPLICABLE; (4) ANY LIMITATIONS ON THE
                                        ABILITY TO ADD POOL ASSETS; AND (5)
                                        THE REQUIREMENTS FOR ASSETS THAT MAY
                                        BE ADDED TO THE POOL. ANY SUCH
                                        PREFUNDING FEATURE WILL NOT CAUSE THE
                                        RELATED ISSUING ENTITY TO DO MORE THAN
                                        PASSIVELY OWN OR HOLD THE POOL OF
                                        ASSETS, ISSUE THE ASSET-BACKED
                                        SECURITIES SUPPORTED OR SERVICED BY
                                        THOSE ASSETS AND ENGAGE IN ACTIVITIES
                                        REASONABLY INCIDENTAL THERETO.
                                        FURTHERMORE, FUNDS IN A PREFUNDING
                                        ACCOUNT WILL NOT BE USED TO ACQUIRE
                                        NON-PERFORMING ASSETS.]

                                        [Each sponsor and each other mortgage
                                        loan seller], with respect to each
                                        mortgage loan transferred by it to us
                                        for inclusion in the series 200_-C_
                                        securitization transaction, will:

                                        o   make, as of the date of initial
                                            issuance of the offered
                                            certificates, and subject to any
                                            applicable exceptions, the

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